Mail Stop 3561

May 4, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Michael Rapino, Chief Executive Officer
Live Nation, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

> **Re: Live Nation, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed November 7, 2008**
> **File No. 001-32601**

Dear Mr. Rapino:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief